UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2008.
Commission File Number: 001-31221
Total number of pages: 15

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
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Information furnished in this form:

1.	Materials presented in conjunction with the announcement regarding Agreement between NTT DOCOMO and Tata on Strategic Alliance in India — Corrected.

Copyright (C) 2008 NTT DOCOMO, INC. All rights reserved. NTT DOCOMO, INC. Investment in India’s Tata Teleservices Ltd. November 12, 2008

SLIDE No. 1 Investment in India This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: 1. As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors could limit our acquisition of new subscribers retention of existing subscribers, or may lead to decrease in ARPU or an increase in our costs and expenses. 2. Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. 3. The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. 4. Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. 5. The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers. 6. Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. 7. As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. 8. Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. 9. Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors,may adversely affect our credibility or corporate image. 10. Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. 11. Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility or corporate image .. 12. Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations. 13. Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders. Forward-Looking Statements

SLIDE No. 2 Investment in India 1. Overview of India (Part 1) ??Overview ?? Country name India ?? Area 3,287,263 km2 (Source: Indian government materials. Includes regions under dispute with Pakistan and China) ?? Population 1,148 million (as of July 2008) ?? Capital city New Delhi, population 295,000 (2001) ?? Religions Hinduism (80.5%), Islam (13.4%) Christianity (2.3%), Sikhism (1.9%) Buddhism (0.8%), Jainism (0.4%) (Source: Country Census 2001) ?? Language Primary official language: Hindi 21 other languages are recognized under the Indian Constitution ?? Economy Real GDP growth: 9.3% (2007) Nominal GDP: INR 45.53 trillion (2007), (USD 1.100 trillion) Nominal GDP per capita: USD 942 (2007) ?? Other Since the 1990s, India has been continuing deregulation and reforms, and has been experiencing robust growth The large younger population has helped the rapid development of India’s IT industry, and India’s economy is the 12th largest in the world Sources: Bureau of Immigration, Department of Tourism of India, CIA Factbook,Jetro, IMF

SLIDE No. 3 Investment in India 1. Overview of India (Part 2) Sources: Wireless Intelligence, IMF Fundamental economic indicators (2007) ?? Robust growth is expected for both India’s economy and its wireless market Wireless penetration rate 21% 78% Nominal GDP per capita (USD) (estimate) 942 34,296 Nominal GDP (USD bn) 1,100 4,382 Real GDP growth rate 9.34% 2.08% India Japan (USD) Source: IMF (mm) Source: Wireless Intelligence Nominal GDP per capita & GDP growth Subscriber and penetration trends 428 513 588 652 148 236 339 54.2% 49.5% 43.7% 37.0% 29.6% 13.3% 20.9% 0 100 200 300 400 500 600 700 800 2006 2007 2008 2009 2010 2011 2012 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% Œ_–ñ#Ò#” Œg‘Ñ“d˜b•#‹y—¦ Subscribers Wireless penetration 1,043 1,122 521 690 942 1,433 1,319 1,215 1,557 7.7% 8.0% 6.9% 7.9% 9.3% 6.9% 9.1% 8.0% 8.0% 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2003 2005 2007 2008 2009 2010 2011 2012 2013 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 10.0% Nominal GDP per capita GDP growth Estimate Estimate

SLIDE No. 4 Investment in India Source: Nomura Research Institute analysis based on National Council for Applied Economic Research (NCAER) data Note1: Household incomes are in real terms with 2001 as the base year Note2: INR/JPY exchange rate is INR 1 = JPY 2.73 (approximate figure based on TTS rate as of 2008/3/4) 1. Overview of India (Part 3) < 0.25mm < 0.55mm > 0.25mm < 1.35mm > 0.55mm < 2.7mm > 1.35mm > 2.7mm Nominal exchange rate (JPY) < 0.09mm < 0.20mm > 0.09mm < 0.50mm > 0.20mm < 1mm > 0.50mm > 1mm (Rupees) Household income FY 2001 FY 2005 135.4 9.0 1.7 0.8 132.2 53.3 13.2 3.2 1.7 2.5 4.9 (Units: million households) Number of households by income level India has a steadily growing middle class 41.3

SLIDE No. 5 Investment in India 2. High growth potential of India’s wireless market 9.0% 18.0% 32.7% 9.2% 24.9% 30.0% 5.4% 49.2% 19.4% 59.0% 0% 10% 20% 30% 40% 50% 60% 70% W. Europe E. Europe Africa Mid East N. America S. America Asia Pacific China ?? The robust growth of the Indian wireless market may enable DOCOMO to capture growth in the medium term ?? Penetration of mobile phones in India is projected to increase from the current*1 ˜30%*2 (320mm subscribers) to ˜54% *2(650mm subscribers) in 2012 Source: Gartner July 2008 (China and India data as of June 2008#j 8.1% 4.7% 21.2% 14.3% 3.2% 14.4% 8.0% 6.5% 12.9% 3.2% 0% 5% 10% 15% 20% 25% W. Europe E. Europe Afri ca Mi d East N. Ameri ca S. America Asia Pacific China 2007 Actuals 2010 Estimates Subscriber growth (yoy) India India *1 As of Sep 2008, *2 Source: Wireless Intelligence Japan Japan

SLIDE No. 6 Investment in India 3. Wireless operators in India TTSL (incl. TTML) 29.3 0.0 9.3% 1,104 20#¦2 Others (5 players) 2.1 1.7 0.7% NA NA MTNL 4.0 3.7 1.3% 918 2 Spice 3.6 3.6 1.1% 197 2 (announced merger) Aircel 13.9 13.9 4.4% NA 10 IDEA 30.4 30.4 9.6% 1,380 12 (announced merger) BSNL 43.9 39.2 13.9% 7,812 21 Vodafone Essar 54.6 54.6 17.3% NA 19 Reliance 56.0 9.2 17.8% 3,865 23 Communications Bharti 77.5 77.5 24.6% 5,517 23 (mm) (mm) (08/9) (mm USD) # circles with existing subscriber base Revenues GSM subs Market share (08/3) (08/9) Subscribers (08/9) Wireless subscribers in India (Sep 2008): 315.3mm (of which GSM: 233.7mm, CDMA: 81.6mm) *1 *1Revenues do not include TTML. *2 Hold license in 23 circles Sources#FTRAI, COAI, Company information

SLIDE No. 7 Investment in India 4. Strategic rationale for partnership with TTSL ?? Strategic rationale for partnership with TTSL ?? The Tata Group is one of the largest and most highly respected conglomerates in India ?? Significant upside from GSM rollout ?? TTSL maybe able to increase its enterprise value even further with the technology and know-how provided by DOCOMO

SLIDE No. 8

4-1. Overview of the Tata Group

- One of India's largest business conglomerates, with group revenues of approximately US $62.5 bn in 2007 April -08 March *
- Employs approximately 350,000 people across 7 business sectors
- Includes 27 publicly listed enterprises having a cumulative shareholder base of over 3.2 million. The total market cap* of key listed entities is approximately US$ 24.2 bn
- Operations in over 80 countries across six continents and exports products & services to over 85 countries
- Founded by Mr. Jamsetji Tata in the second half of the 19th century, the Group is currently headed by Mr. Ratan Tata

*$ exchange rates as of FY 2007-08

Sector	Major companies	Group revenue share (FY08)
Materials	Tata Steel (incl. Corus), Tata Advanced Materials	52%
Engineering	Tata Motors (incl. JLR), Voltas, Tata Autocomp Systems, Tata Projects, Tata Construction Equipment	17%
IT & communications	TCS, Tata Tech, Tata Exlsi, Tata Communications, Tata Tele	16%
Energy	Tata Power, Tata BP Solar	5%
Services	Indian Hotels, Tata Realty, Tata Housing, Insurance, AMC	4%
Chemicals	Tata Chemicals, Rallis	3%
Consumer Products	Tata Tea, Titan, Trent, Infiniti Retail	3%

Investment in India

SLIDE No. 9 Investment in India 1 Includes TTML (6.2mm subs) 2 Includes TTML (5.7mm subs) 3 Only the wireless market. Includes TTML NNeettwwoorrkk ccoovveerraaggee ??Has CDMA operations in 20 circles ??Has obtained GSM spectrum in 8 circles, and plans to launch services in early 2009 ??Headquarters: Mumbai, India ??Subscribers: 30.2mm1 (as of 2008/9) ??Wireless subscribers: 29.3mm2 (as of 2008/9) — Market share: 9.3%3 (as of 2008/9) ??Wireless technology: CDMA, GSM (rollout is planned to start 2009/1) ??Retail network: 3,500+ exclusive or directly owned stores ??Revenues: INR53,779mm (JPY 108.6bn) (at 2008/3) ??Shares: unlisted ??Chairman of the Board ??Ratan Tata ??Managing Director ??Anil Sardana ??Headquarters: Mumbai, India ??Subscribers: 30.2mm1 (as of 2008/9) ??Wireless subscribers: 29.3mm2 (as of 2008/9) — Market share: 9.3%3 (as of 2008/9) ??Wireless technology: CDMA, GSM (rollout is planned to start 2009/1) ??Retail network: 3,500+ exclusive or directly owned stores ??Revenues: INR53,779mm (JPY 108.6bn) (at 2008/3) ??Shares: unlisted ??Chairman of the Board ??Ratan Tata ??Managing Director ??Anil Sardana CCoommppaannyy oovveerrvviieeww 4-2. Overview of TTSL 1 Includes TTML (6.2mm subs) 2 Includes TTML (5.7mm subs) 3 Only the wireless market. Includes TTML Exchange rate: Middle rate as of 2008/10/31: INR 1 = JPY 2.02 Karnataka Kerala Tamilnadu Chennai Andhra Pradesh Maharashtra Madhya Pradesh Mumbai Bihar Orissa Kolkata Haryana CDMA services CDMA services and GSM spectrum obtained TTML’s area of operations

SLIDE No. 10 Investment in India 1.6 2.5 6.8 13.2 19.7 0 10 20 30 Mar-04 Mar-05 Mar-06 Mar-07 Mar-08 TTSL wireless subscribers (in mm) ?? TTSL’s wireless subscriber base grew at a CAGR of 87.3% from Mar 2004 to Mar 2008 ?? Wireless industry grew at a CAGR of 68.8% over the corresponding period (excluding Mumbai & Maharashtra) Roll-out of GSM Services starting early 2009 is aimed at maintaining the growth momentum CAGR: 87.3% 4-3. TTSL’s attractive growth prospects

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: November 17, 2008	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations